Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 7, 2020

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 7, 2020 via webcast and teleconference. Each of the matters is described in greater detail in the Notice of the 188th Annual Meeting of Shareholders and Management Proxy Circular mailed to shareholders and available at www.scotiabank.com in the Investor Relations section.

1.	Election of Directors

Each of the 13 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	651,230,298	99.37%	4,106,736	0.63%
Guillermo E. Babatz	650,745,233	99.30%	4,591,802	0.70%
Scott B. Bonham	650,390,771	99.25%	4,946,264	0.75%
Charles H. Dallara	653,432,706	99.71%	1,904,329	0.29%
Tiff Macklem	654,366,183	99.85%	970,851	0.15%
Michael D. Penner	651,223,973	99.37%	4,113,061	0.63%
Brian J. Porter	654,185,346	99.82%	1,151,688	0.18%
Una M. Power	652,026,495	99.49%	3,310,540	0.51%
Aaron W. Regent	647,126,114	98.75%	8,210,921	1.25%
Indira V. Samarasekera	647,740,722	98.84%	7,596,312	1.16%
Susan L. Segal	653,503,444	99.72%	1,833,591	0.28%
L. Scott Thomson	643,446,953	98.19%	11,890,081	1.81%
Benita M. Warmbold	650,253,340	99.22%	5,083,694	0.78%

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
658,900,459	99.07%	6,169,911	0.93%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
614,611,613	93.78%	40,779,225	6.22%

4.	Shareholder Proposal No. 1

Votes For	% For	Votes Against	% Against	Abstentions*
45,922,511	7.02%	607,964,409	92.98%	1,487,981

5.	Shareholder Proposal No. 2

Votes For	% For	Votes Against	% Against	Abstentions*
10,127,955	1.55%	643,770,418	98.45%	1,476,830

6.	Shareholder Proposal No. 3

Votes For	% For	Votes Against	% Against	Abstentions*
48,284,727	7.38%	605,632,500	92.62%	1,458,460

7.	Shareholder Proposal No. 4

Votes For	% For	Votes Against	% Against	Abstentions*
56,404,362	8.89%	578,356,598	91.11%	20,614,729

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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